UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-52718

OSAGE EXPLORATION AND DEVELOPMENT, INC.

(Exact name of registrant as specified in its charter)

2445 Fifth Avenue, Suite 310, San Diego CA 92101

619-677-3956

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]	Rule 12h-3(b)(1)	[ ]
Rule 12g-4(a)(2)	[ ]	Rule 12h-3(b)(2)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.0001 per share – 120 holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Osage Exploration and Development, Inc.

Date: October 23, 2015	By:	/s/ Kim Bradford
Kim Bradford President and Chief Executive Officer